15047541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., DC
201

| SEC FILE NUMBER |
|---|
| 8- 31901 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** (MM/DD/YY) AND ENDING **DECEMBER 31, 2014** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CAREY FINANCIAL, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**50 ROCKEFELLER PLAZA**
(No. and Street)

| NEW YORK | NEW YORK | 10020-1605 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**DAVID G. TERMINE** — **(212) 492-1100**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PRICEWATERHOUSECOOPERS LLP**
(Name – *if individual, state last, first, middle name*)

| 300 MADISON AVENUE | NEW YORK | NEW YORK | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

*AB 3/7

## OATH OR AFFIRMATION

I, Mark J. DeCesaris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAREY FINANCIAL, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA L. ERSKINE
NOTARY PUBLIC, STATE OF NEW YORK
No. 01ER6282760
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES MAY 28, 2017

[signature]
Signature

CHAIRMAN OF THE BOARD
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Carey Financial, LLC

## Statement of Financial Condition

## December 31, 2014

pwc

## Report of Independent Registered Public Accounting Firm

To the Management of Carey Financial, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Carey Financial, LLC at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 5 to the financial statement, Carey Asset Management Corp. ("CAM"), the Company's parent company, has agreed to fund losses of the Company as necessary to continue normal business operations and to keep the Company within FINRA's capital requirements.

PricewaterhouseCoopers LLP

February 27, 2015

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286 6000,* www.pwc.com/us

# Carey Financial, LLC
## Statement of Financial Condition
## December 31, 2014

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 6,190,525 |
| Due from affiliates | 485,753 |
| Fixed assets, net of accumulated depreciation | 29,956 |
| Other assets | 180,697 |
| Total assets | $ 6,886,931 |
| **Liabilities and Member's Equity** | |
| Payable to affiliate | $ 129,002 |
| Accrued compensation expenses | 2,447,437 |
| Other accrued expenses | 786,705 |
| Total liabilities | 3,363,144 |
| Commitments and contingencies | - |
| Common stock, $1.00 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares | 1,000 |
| Additional paid-in capital | 75,813,135 |
| Accumulated deficit | (72,290,348) |
| Total member's equity | 3,523,787 |
| Total liabilities and member's equity | $ 6,886,931 |

The accompanying notes are an integral part of the financial statement.

### 1. Organization

Carey Financial, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "Commission") and the Financial Industry Regulatory Authority ("FINRA"). Carey Asset Management Corp. ("CAM") is the sole owner of the Company and a wholly owned subsidiary of W. P. Carey Inc. ("WPC"). The Company's primary business activity during 2014 was as the sales agent for Corporate Property Associates 18-Global Incorporated ("CPA®:18 – Global") and Carey Watermark Investors Incorporated ("CWI Follow On"), (together, the "Managed REITs"), all Maryland corporations affiliated with WPC that qualified as Real Estate Investment Trusts ("REITs").

### 2. Significant Accounting Policies

**Basis of Presentation**
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

**Cash Equivalents**
The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Included in cash and cash equivalents is approximately $1,100,000 in our payroll account with the remaining balance in our operating account. All of the Company's cash and cash equivalents at December 31, 2014 were held in these two bank accounts and each is above the limit insured by the Federal Deposit Insurance Corporation ("FDIC"), an independent agency of the United States government that insures deposits in banks and thrift institutions of up to $250,000.

**Income Taxes**
The accounts of the Company are included in the consolidated tax return of CAM. For separate financial statement purposes, income taxes are computed on a separate company basis under which the Company computes its current and deferred taxes as if it were a separate taxpayer. To the extent that net deferred tax assets (including net operating losses) are generated by the Company, which cannot be utilized on a separate company basis, a valuation allowance is established.

The Company has evaluated their tax positions in accordance with the authoritative guidance for accounting for uncertainty in income taxes Accounting Standards Codification 740 and determined that no reserve for uncertain tax positions is needed. As of December 31, 2014, the tax years that are open for assessment are 2011 through 2014.

**Use of Estimates**
The preparation of the accompanying financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statement. Actual results could differ from estimates.

### 3. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the greater of $5,000 or 6-2/3% of its aggregate indebtedness, as defined of $224,210. At December 31, 2014, the Company had net capital, as defined of $2,115,747 and excess net capital, as defined of $1,891,537. The Company's

net capital ratio ("aggregate indebtedness" to "net capital" as defined under Rule 15c3-1) at December 31, 2014 was 1.59 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

## 4. Income Taxes

During the year ended December 31, 2004 and in the period from January 1, 2005 through June 30, 2005, the Company had net operating losses in excess of those amounts which could be carried back. In 2005, the Company converted from a C-corporation to a limited liability company (LLC) with a single owner, CAM. Upon conversion, the Company would not be able to utilize its NOL carryforwards generated while a C-corporation unless it is able to generate taxable income on a stand alone basis. The Company's taxable income or loss is included in the income tax filing of its single owner, CAM. The current year tax loss generated by the Company is being used to offset income reported in CAM's consolidated tax return. Based on the fact that the Company has historically generated pre-tax book losses, the Company believes it is more likely than not that the deferred tax asset related to NOL carryforwards will not be realized. Therefore, the Company has recorded a full valuation allowance for the entire deferred tax asset of approximately $33,701,300. These net operating loss carryforwards would expire during the years 2025 through 2034 if Carey Financial filed its tax returns as a separate company.

## 5. Related-Party Transactions

WPC and its affiliates have provided the Company with administrative personnel, facilities and services as have been required in the normal conduct of the Company's business for the year ended December 31, 2014. CAM charged a portion of the salaries and other compensation of their employees who work directly on activities for the Company.

CAM has agreed to fund losses of the Company as necessary to continue normal business operations and to keep the Company within FINRA capital requirements. During 2014, the Company received $10,800,000 of contributed capital from CAM.

Due from affiliates includes commissions, dealer manager fees and Shareholder Servicing Fees due from CPA®:18 – Global. Payable to affiliate represents certain compensation reimbursements due to CAM.

## 6. Commitments and Contingencies

In the normal course of business, the Company is involved in various claims and legal proceedings. The results of these matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

## 7. Subsequent Events

In preparing the financial statement, the Company evaluated subsequent events occurring through February 27, 2015, the date the financial statement was issued, in accordance with the Company's procedures related to accounting for and disclosing subsequent events.